

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2018

Michael Mercer
President and Chief Executive Officer
Harvest Oil & Gas Corp.
1001 Fannin Street, Suite 450
Houston, TX 77002

Re: Harvest Oil & Gas Corp.
Registration Statement on Form S-1
Filed September 25, 2018
File No. 333-227519

Dear Mr. Mercer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources